UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Richard M. Brand Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

December 6, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
256,787

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
256,787

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
256,787

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,270

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,270

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
666,943

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
666,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
666,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato NY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 11

This amendment No. 6 to Schedule 13D (this “Amendment No. 6”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 6, collectively the “Schedule 13D”), by the Reporting Persons, relating to the Common Stock, no par value (the “Shares”), of the Issuer, a Minnesota corporation. Marcato, L.P., Marcato II, L.P., Marcato International Master Fund, Ltd. and Marcato NY LLC are collectively referred to herein as the “Funds.”  Capitalized terms not defined in this Amendment No. 6 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 11

Item 4.	Purpose of Transaction.

On December 6, 2016, Marcato sent a letter to the franchisees of the Issuer.  A copy of the letter was also sent by Marcato to the Issuer’s Board of Directors. The letter is attached hereto as Exhibit J and incorporated by reference in this Item 4 in its entirety.

Item 5.	Interest in Securities of the Issuer

(a) – (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 950,000 Shares (the “Marcato Shares”), constituting approximately 5.2% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 256,787 Shares, constituting approximately 1.4% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 26,270 Shares, constituting approximately 0.1% of the Shares (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 666,943 Shares, constituting approximately 3.7% of the Shares and (v) Marcato NY LLC may be deemed to be the beneficial owner of 100 Shares (the “Marcato NY Shares”), constituting less than 0.01% of the Shares, each based upon 18,202,127 Shares outstanding as of October 25, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 25, 2016.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 256,787 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 26,270 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 666,943 Shares.  Marcato NY LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato NY Shares.  Marcato, as the investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  Marcato, L.P., as the sole member of Marcato NY LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato NY LLC Shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. By virtue of Marcato, L.P.’s position as the sole member of Marcato NY LLC, Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato NY Shares and, therefore, Marcato, L.P. may be deemed to be the beneficial owner of the Marcato NY Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit K, including certain portfolio rebalancing transactions among the Funds that do not change the number of shares beneficially owned by the Reporting Persons. Those transactions were effected for the accounts of the Reporting Persons, as further specified in Exhibit K. Except as set forth in Exhibit K attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 119848109	SCHEDULE 13D	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement*
 Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016*
Exhibit E:  Schedule of Transactions in Shares*
Exhibit F:  Joinder Agreement*
Exhibit G:  Presentation, dated October 5, 2016*
Exhibit H:  Schedule of Transactions in Shares*
Exhibit I:  Letter, dated October 13, 2016*
Exhibit J:  Letter, dated December 6, 2016
Exhibit K:  Schedule of Transactions in Shares

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 11 of 11

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2016

Marcato Capital Management LP♦
By:	Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato NY LLC

By:	Marcato, L.P., its Sole Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit J

AN OPEN LETTER TO THE FRANCHISEES OF BUFFALO WILD WINGS
FROM MARCATO CAPITAL MANAGEMENT

To the Franchisees of Buffalo Wild Wings:

As you may know, Marcato is a significant investor in Buffalo Wild Wings (“BWW” or the “Company”).  Over the life of our investment, we have observed a lack of urgency among the Board and senior executives that is crucial in today’s difficult operating environment.  We strongly believe in the proven BWW brand and the substantial future potential of the business. In our view, if the Company’s strategy – including the franchise business model – is redesigned and executed properly, there is a significant opportunity to create substantial value for all stakeholders.
In order for the brand to achieve its full potential, we have proposed that Buffalo Wild Wings make substantial changes to its business.  Returning to a predominantly-franchised business model and putting franchisees first are key components of our proposal.  For this reason, we are writing to you directly to keep you informed about our work and views.
Since June, we have sought to share our views with the Company’s Board of Directors and management team.  In many cases, our overtures have been ignored.  While some of our communications are already public, we have launched a dedicated website where you can access ideas and materials we have shared with the Company at:
www.WinningAtWildWings.com
We believe it is important that all franchisees are fully aware of our ongoing dialogue with the Company and that you have the opportunity to express your perspective on how Buffalo Wild Wings can be improved.
The points below summarize how our efforts can benefit your business and the BWW brand:

I) A BRAND MANAGED FOR AND BY FRANCHISEES.  We strongly believe that the future strength of Buffalo Wild Wings will be best realized through a return to a majority-franchised model, in which serving the needs of franchisees will be the key to growth and innovation.  Under our proposal, Buffalo Wild Wings would adopt a franchisee-first approach:
•	Franchising will be the top priority of the business, and the franchisor will no longer be conflicted by aspirations of company-operated unit expansion.
•
Guest initiatives and related investments such as tablet order and pay, Guest Experience Captains, and loyalty programs will be vetted for franchisee feedback, ROIC analysis, and business improvement.  Initiatives that do not deliver measurable and compelling results should not be rolled out.

•	Franchisees will receive equal and immediate access to new systems, tools, marketing initiatives, and operational improvements that are proven at company-operated units.
•	The result will be a franchisee-oriented corporate partner, with a leaner structure that can be more responsive to your needs.

II) DEVELOPING NEW GROWTH OPPORTUNITIES FOR FRANCHISEES.  Currently, the business favors the expansion preferences of the corporate parent.  We believe that markets and territories currently reserved for future corporate development should be made available to franchisees:
•
We believe all stakeholders would benefit from seeing the system transition to a 90% or higher franchise mix.  To achieve this target, approximately 600+ company units would be refranchised, inclusive of expected future system growth.

•
Refranchising company-owned stores provides you an opportunity to reinvest your cash flow into additional units, leveraging your operating expertise, managerial infrastructure, and local marketing resources.  Qualified existing franchisees will be favorably positioned to acquire company units in new, overlapping, or adjacent markets.

•
Seasoned, well-capitalized operators from other brands will have a unique opportunity to participate in refranchising, allowing for cross-pollination of operations best practices and sales-driving ideas, and engendering greater system diversity.

•	International growth will be a significantly larger focus of time and resources to take advantage of this largely untapped growth opportunity.

III) PRIORITIZING RETURN ON INVESTED CAPITAL IN ALL BRAND AND CAPITAL INITIATIVES.  We believe Buffalo Wild Wings must refocus its priorities for capital allocation and business spending on maximizing returns on invested capital.  We are concerned that capital allocation discipline and ROIC have deteriorated in support of corporate growth at any cost:
•
New unit development has been constrained due to ever-increasing capital costs and pre-opening expenses, which have reduced the number of potential locations that can achieve the volumes to justify the required investment.  Our plan would initiate a value-engineering review to reduce the costs of new unit development, improve ROIC, and expand the addressable market for BWW franchisee units.

•
Capital for expensive Stadia remodels should be deployed only where supported by observable returns.  The cost of these remodels should simultaneously be minimized through our proposed value-engineering process.

•	“4-wall” profitability should have pride-of-place over Average Unit Volumes through initiatives to reinvigorate the mix of alcohol sales and to reexamine the current menu design and labor model.
•	Marketing campaigns will be:
✓	Considered an important financial investment evaluated through the lens of ROIC.
✓	Measured against specific business objectives (comp sales / traffic, day part patterns, improved mix, etc.).
✓	Data-driven so that resources can be redirected to only those programs that demonstrate quantifiable success.
•	Investments in technology, take-out, and delivery should be structured to minimize upfront cost and maximize incremental profits without cannibalizing in-store visits and high-margin alcohol sales.

•	This framework will drive higher returns on existing units, open more opportunities for profitable growth, and enhance the brand’s attractiveness to potential buyers of franchisee networks.

IV) THE COMPANY KEEPS THE BEST OPPORTUNITIES FOR ITSELF.  The Company has retained many choice “greenfield” markets in high-AUV regions, such as California, Florida, Texas, and Washington, D.C, for its own development, effectively capping the growth opportunities available to existing franchisees and deterring investments from new entrants.

V) REMOVING OBSTRUCTIONS TO M&A AND HIGHER FRANCHISEE VALUATIONS.  We believe that our recommendations would improve the valuations of franchisee networks and transaction dynamics in favor of franchisee growth:
•	The Company’s tendency to exercise its Right of First Refusal (ROFR) option reduces the universe of interested buyers who fear that their time and energy is being wasted as a stalking horse bidder.
•
A committed refranchising program would dramatically increase the demand for BWW franchisee networks, both in number and purchasing power of interested buyers.  These well-funded buyers have been forced to focus on other, potentially less-desirable restaurant investment opportunities due to the low availability of BWW acquisition candidates, limited growth potential in current franchised markets, and overly-restrictive franchisee policies at Buffalo Wild Wings.

•	Availability of new Area Development Agreements would add value to your network, with a known and contractual development opportunity.
•
We have engaged multiple M&A advisors specializing in franchise transactions who believe that there is tremendous appetite for BWW franchise platforms and that the market would enthusiastically absorb any and all units to be refranchised, bringing fresh growth-oriented capital into the system.

VI) ALIGNMENT AT THE BOARD AND MANAGEMENT LEVEL.
•
The Board of Directors must include directors with real restaurant operating experience; with the financial acumen to appropriately evaluate the business considerations of BWW’s brand and strategy development; and with an appreciation for the importance of a healthy and prosperous franchise system.

•	Management incentives must be redesigned to deliver on these goals.

We believe the path that creates the most value for both franchisees and the franchisor is a strong franchise-based system in which the corporate franchisor is focused on maximizing the value of the BWW brand and empowering franchisees with the tools and opportunities to profitably grow their businesses.

We would enjoy the opportunity to hear your perspectives.  Please visit www.WinningAtWildWings.com to read more of our work and for a link where you can send us your ideas.

Sincerely,

Mick McGuire
Managing Partner
Marcato Capital Management

Contacts
Media:
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170

Investors:
Scott Winter/Larry Miller
Innisfree M&A Incorporated
(212) 750-5833

Exhibit K
TRANSACTIONS
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 5, 2016. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.
Fund	Trade Date	Transaction	Shares Bought (Sold)	Unit Proceeds/Cost	Security

Marcato, L.P.	11/1/2016	Sell	(3,609)	$145.65	Common Stock*
Marcato II, L.P.	11/1/2016	Buy	261	$145.65	Common Stock*
Marcato International Master Fund, Ltd.	11/1/2016	Buy	3,348	$145.65	Common Stock*

*All transactions noted by an * are rebalancing transactions.